Noble Finco Limited

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

March 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE Washington, D.C. 20549

Attention:	John Cannarella

Karl Hiller

Christina Chalk

Karina Dorin

Laura Nicholson

Re:	Noble Finco Limited

Amendment No. 1 to Registration Statement on Form S-4

Filed February 7, 2021

File No. 333-261780

Ladies and Gentlemen:

This letter sets forth the response of Noble Finco Limited (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated February 17, 2022, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-4 Filed February 7, 2021

Questions and Answers About the Business Combination and General Meeting

Q: What are the U.S. federal income tax consequences to me of the Business Combination?, page xvii

1. Staff’s comment: We note your revised disclosure in response to prior comment 3 states that Kirkland & Ellis LLP “intends” to render to Noble its opinion to the effect that, based upon and subject to the assumptions, exceptions, limitations and qualifications set forth in the filing and in the tax opinion filed as an exhibit to the registration statement of which the proxy statement/prospectus forms a part, and the representations from Noble, Topco and Merger Sub, the Merger will qualify as a “reorganization” under Section 368(a) of the Code. We further note that you have filed a form of the tax opinion as Exhibit 8.1. Please file an executed tax opinion, and update your disclosure that Kirkland & Ellis “intends” to render such opinion. For guidance, please refer to Section III.D.2 of Staff Legal Bulletin No. 19 (CF).

Response:

We acknowledge the Staff’s comment and advise that we will file an executed tax opinion in a subsequent amendment to the Revised Registration Statement prior to requesting effectiveness in accordance with Section III.D.2. of Staff Legal Bulletin No. 19 (CF). Additionally, we have revised the disclosure on pages xvii, 16 and 126 of the Revised Registration Statement to note that Kirkland & Ellis will render such opinion.

The Business Combination

Projections Prepared by Maersk Drilling’s Management, page 88

2. Staff’s comment: We note that the primary assumptions underlying Maersk Drilling’s management’s financial projections included uptime, operating expenditures and SG&A. Please expand your disclosure to clarify how those factors and assumptions relate to the forecasted financial information, quantifying the assumptions that were used.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 89 and 91 of the Revised Registration Statement.

Description of the Exchange Offer, page 118

3. Staff’s comment: We note your response to prior comment 9. That comment is reissued. It appears that from an Internet search that this transaction was announced in November 2021. Refer to Instruction 5 to Rule 14d-2(b) of Regulation 14D for the definition of “public announcement.” Please see also the July 2001 3rd Supplement to the Compliance & Disclosure Interpretations, Section I.A. Q2 for further guidance. Your revised discussion of the availability of the cross-border exemptions for this transaction should detail how you calculated U.S. ownership, and as of what dates, within the parameters established by the Instructions to Rules 14d-1(c) and (d). We will revisit compliance with our prior comments relating to the tender offer rules once we have an understanding of what (if any) cross-border exemptions are available for this transaction, based on your revised analysis.

Response:

We acknowledge the Staff’s comment and respectfully advise that in connection with the Offer, and based on the beneficial ownership of U.S. holders of Maersk Drilling as described below, we expect to rely on the Tier I exemption (as defined below) provided in Rule 14d-1(c) of the Exchange Act. We have supplemented our response to prior comment 9 below to further discuss the availability of the Tier I exemption and how we calculated U.S. ownership within the parameters of the rules.

Pursuant to Rule 14d-1(c) of the Exchange Act, a tender offer for the securities of a foreign private issuer is exempt from the requirements of Section 14(d)(1) through (d)(7) of the Exchange Act, Regulation 14D and Schedule TO and Schedule 14D-9 thereunder, and Section 14e-1 and Section 14e-2 of Regulation 14E of the Exchange Act if, among other things, U.S. holders do not hold more than 10% of the class of securities sought in the offer (such exemption, the “Tier I exemption”). In order to determine the applicability of the Tier I exemption, Instruction 2 to Rule 14d-1(c) and (d) provides that the U.S. ownership of the class of securities sought in the offer be calculated as of a date no more than 60 days before and no more than 30 days after the public announcement of the tender offer and, if such calculation is unable to be made during such time frame, the calculation may be made as of the most recent practicable date before public announcement, but in no event earlier than 120 days before the public announcement.

We advise the Staff that the parties announced the proposed transaction through a joint press release on November 10, 2021, and, with the assistance of a third party service provider, Maersk Drilling obtained an analysis of its shareholder base as of December 6, 2021 (or, 26 days following the public announcement). In order to enable the third party service provider to determine the level of U.S. ownership in Maersk Drilling, Maersk Drilling provided the third party service provider with its share register, which, among other things, set forth the identity of the record holders of Maersk Drilling shares. The third party service provider then used this information to send each custodian and nominee holder requests for information regarding share ownership and, to the extent known, the name and address of each person and investment manager having an interest in any shares. The third party service provider received responses from these custodian and nominee holders through the Broadridge platform. In addition to these requests, the third party service provider gathered share ownership information directly from institutions holding shares, including mutual fund managers, brokers and investment advisors, and from regulatory filings publicly available through EDGAR. Through this process, the third party service provider identified beneficial ownership details with respect to approximately 98.85% of Maersk Drilling’s outstanding shares and determined that approximately 8.02% of Maersk Drilling’s total outstanding shares as of December 6, 2021 were owned by shareholders resident in the U.S. Assuming, on the most conservative basis, that all of the unidentified holders who accounted for approximately 1.15% of the outstanding shares were resident in the U.S., the total U.S. ownership would have been approximately 9.17%.

Pursuant to Instruction 2 to Rule 14d-1(c) and (d) (the “Instruction”), the calculation of U.S. ownership above excludes securities convertible or exchangeable into Maersk Drilling’s securities (such as warrants, options and convertible securities). Additionally, there were no outstanding American Depositary Shares convertible or exchangeable into Maersk Drilling’s securities and no securities held by Noble Corporation or any of its subsidiaries. We note that while the Instructions permit a registrant to limit its inquiry regarding share ownership to brokers, dealers, banks and other nominees located in the U.S. and Denmark (the jurisdiction of incorporation of Maersk Drilling), the above U.S. ownership calculation takes into account inquiries to brokers, dealers, banks and other nominees located in all jurisdictions. Based on the analysis above and after reasonable inquiry, we believe that the Tier I exemption is applicable.

Unaudited Pro Forma Condensed Combined Financial Information

Note 1—Basis of Presentation, page 158

4. Staff’s comment: We note that you have modified the disclosures in Note 10 to reflect a range of acceptance scenarios in response to prior comment 20. Please provide an introductory notation immediately above the pro forma tabulations on pages 155-157 to clarify that you are illustrating on those pages the scenario of Topco acquiring 100% of the outstanding Maersk Drilling Shares and voting rights of Maersk Drilling, and to provide reference to the tabulations in Note 10 on pages 184-185, for illustrations of the effects of the alternate 70% and 90% acceptance scenarios.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 154 of the Revised Registration Statement.

5. Staff’s comment: Please expand your summary of pro forma information on page 26 to include comparable details pertaining to the alternate acceptance scenarios depicted in Note 10.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 26 of the Revised Registration Statement.

Note 9—Business Combination Transaction Accounting Adjustments

CC) Weighted Average Shares Outstanding and Loss Per Share, page 181

6. Staff’s comment: We note that in response to prior comment 21 you added a footnote to the tabulation on page 182 to explain that the diluted pro forma share count excludes various potential dilutive instruments because they are anti-dilutive. Please further expand this disclosure, and the corresponding footnote to the tabulation on page 185, to quantify such potential dilutive instruments.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 162 and 164 of the Revised Registration Statement.

Business of Maersk Drilling and Certain Information about Maersk Drilling

Liabilities and Indebtedness, page 199

7. Staff’s comment: We note your revised disclosure in response to prior comment 23 and reissue it in part. Please expand your disclosure to include the interest rate for the DSF Facility Agreement. In addition, please file Maersk Drilling Group’s Syndicated Facilities Agreement, including the Revolving Credit Facility and the Term Loan Facility, and form of the amendment to the Syndicated Facilities Agreement when agreed, as well as the DSF Facility Agreement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 193 of the Revised Registration Statement. In addition, we have filed the Syndicated Facilities Agreement, the DSF Facility Agreement and the Waiver and Amendment Letter in respect of the DSF Facility Agreement as Exhibits 10.5, 10.6 and 10.7, respectively.

Exchange Offer Prospectus

Tax Consequences of the Offer, page ALT-23

8. Staff’s comment: We note your disclosure here that if the Merger does not qualify as an F Reorganization, it is not clear how the transactions would be characterized for U.S. federal income tax purposes and what the resulting tax consequences would be. Please expand your disclosure to discuss the federal income tax consequences of the Offer if the Merger does not qualify as an F Reorganization, and add risk factor disclosure for any related risks that are material.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages ALT-21 and ALT-22 of the Revised Registration Statement. We have not included additional risk factor disclosure on the basis that we do not believe there to be any material risks related to the potential alternative tax treatments identified in the revised disclosure. The exchange pursuant to the Offer is expected to be taxable and the alternative is a tax-deferred transaction, which is generally more favorable to a U.S. Holder.

Comparison of Shareholder Rights, page 251

9. Staff’s comment: Please update your discussion on page 275 regarding your exclusive forum provision to reflect the revisions to such provision with respect to any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 263 and ALT-52 of the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Sean Wheeler, Debbie Yee or Anne Peetz of Kirkland & Ellis LLP at (713) 836-3427, (713) 836-3630 or (713) 836-3711, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely, NOBLE FINCO LIMITED

By:	/s/ Robert W. Eifler
Name:	Robert W.Eifler
Title:	Chief Executive Officer and Director

Enclosures

cc:	William E. Turcotte (Noble Finco Limited)

Connie Milonakis (Davis Polk &Wardwell London LLP)

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